SEALSQ CORP. (Company)

Written Resolutions of the shareholders of the Company

dated as of 8 December 2023

First Amendment of the Memorandum and Articles of Association

WHEREAS, the Company would like to amend its memorandum and articles of association (M&A) to allow for its first Annual General Meeting to be aligned with Nasdaq General Market requirements and the production of its annual accounts.

WHEREAS, the Company proposes that the text of Regulation 6.2 of the M&A be hereby amended and restated to read in its entirety as follows (the Amendment):

“The Directors shall call at least one meeting per year and shall designate such meeting as the Annual General Meeting. The first Annual General Meeting shall be called within 12 months of the listing of the Company, on the Nasdaq Global Market, and there after shall be called once a calendar year. All other meetings shall be regarded as General Meetings.”

IT IS RESOLVED that the undersigned, representing a majority of the votes of the shares of the Company entitled to vote on such resolution, adopt the following written resolutions:

1. in accordance with section 12 of the BVI Business Companies Act 2004 (Act) and Clause 9 of the M&A, the First Amendment be adopted; and

2. in accordance with section 13 of the Act, the registered agent of the Company be and is hereby authorised and directed to file a Form R201 electronically via the BVI VIRRGIN system together with a certified extract of these resolutions with the BVI Registrar of Corporate Affairs, together with any other notices as required pursuant to the laws of the British Virgin Islands.

3. in accordance with Regulation 6.23 of the Company’s M&A a copy of this resolution be provided forthwith to all shareholders.

Executed as of the date first written above

/s/ Joao Carlos Creus Moreira	/s/ Peter ward
Joao Carlos Creus Moreira Acting for and on behalf of WISeKey International Holding Ltd	Peter Ward Acting for and on behalf of WISeKey International Holding Ltd